Exhibit (e)(10)

SETTLEMENT AGREEMENT PURSUANT TO SECTION 7:900 IN

CONJUNCTION WITH 7:902 OF THE DUTCH CIVIL CODE

JUNE 16, 2016

Between

AVG TECHNOLOGIES N.V.

And

John Little

CONTENT

THIS AGREEMENT is entered into on June 16, 2016

THE UNDERSIGNED PARTIES:

(1)	AVG Technologies N.V., having its registered office in Amsterdam and its principal place of business at Gatwickstraat 9-39 in Amsterdam (1043 GL), duly represented in this matter by Mr Gary Kovacs and Mr Harvey Anderson, hereinafter referred to as: “AVG”;

and

(2)	Mr John Little, born XXX and currently residing at XXX, hereinafter referred to as: “Executive”;

hereinafter referred to as: “Parties” and each individually as: the “Party”;

WHEREAS:

(A)	Executive took up employment with (the legal predecessor of) AVG as of December 11, 2011, whilst Executive’s services to the group controlled by AVG date back to January 1, 2008. On the basis of an employment contract dated January 11, 2012, including its amendments, (the Employment Contract), Executive most recently worked in the position of managing director until June 9, 2016 and until April 28, 2016 as Chief Financial Officer at a base salary of USD 329,490 gross per annum;

(B)	Parties have entered into constructive discussions on termination of employment;

(C)	neither AVG nor Executive can be blamed for the termination of the Employment Contract;

(D)	Executive has obtained independent (legal) advice regarding the rights and obligations ensuing from this agreement and the consequences thereof; and

(E)	the Parties have discussed the conditions for the termination of the Employment Contract and on June 16, 2016 have reached agreement in this respect.

AGREE AS FOLLOWS:

1.	TERMINATION OF THE EMPLOYMENT CONTRACT

1.1	The Employment Contract, including any and all amendments thereto and ancillary agreements, terminates on the earlier of:

(a)	December 31, 2016;

(b)	the resignation date indicated by the Executive at its sole discretion, provided that such date lays after September 1, 2016

(such date: the Termination Date).

1.2	By the latest on the Termination Date, the Executive will step down as director of AVG’s affiliated companies under the articles of association of AVG’s affiliated companies. On the Termination Date at the latest, Executive will terminate, without any compensation becoming due, any other directorship (under the articles of association) or contractual relationship, including but not limited to consultancy agreements, employment contracts or contracts for services, powers of attorney or any other position at or relationship with AVG and its subsidiaries and will make these available to AVG or the relevant subsidiary. To this end, Executive will enter into and perform any and all documents (including, but not limited to, termination letters) and furthermore do everything that is reasonably necessary for terminating the aforementioned positions, relationships or otherwise and for formalising or registering such termination.

2.	SEVERANCE PAYMENT

2.1	AVG provides an amount of USD [amount] gross to Executive as severance payment (the Severance Payment) [Note: will be calculated as 6 month pay based on compensation equal to the higher of (i) 12 months before Termination Date or (ii) quarter before Termination Date]. The Severance Payment will be transferred in two portions:

(a)	50% of the Severance Payment will be transferred within 30 days after the Termination Date;

(b)	50% of the Severance Payment will be transferred within 30 days of expiry of the term of the non-competition obligations as set out in Clause 11 below, hence 6 months after the Termination date ;

into the bank account of Executive that AVG usually transfers the salary to, with deduction of the applicable taxes and premiums.

2.2	Executive waives any entitlement, if applicable, to redundancy pay or any payment over and above the statutory minimum, including but not limited to supplementary schemes or any payment in connection with the termination of the Employment Contract, other than the Severance Payment and other payments due under this agreement.

2.3	This settlement agreement is expressly not a termination with consent, but a termination within the meaning of section 7:670b of the Dutch Civil Code. Executive acknowledges that he is not entitled to transitional compensation (in Dutch: “Transitievergoeding”) within the meaning of section 7:673 of the Dutch Civil Code. If and to the extent required, Parties hereby agree that any transitional compensation has been included in the Severance Payment.

3.	HOLIDAYS AND FINAL SETTLEMENT

3.1	Accrued, but not yet used up holiday days will be used up by Executive before the Termination Date, which means that no compensation will be paid out for unused holiday days. With respect to holiday days built up by Executive between the date of signing this agreement and the Termination Date, Parties hereby agree that Executive as at the moment of signing of this agreement will have already used up such number of holiday days, that these include the holiday days built up between the signing and the Termination Date. The holiday balance will be zero on the Termination Date.

3.2	Executive will submit any expenses incurred but not yet reimbursed to AVG as soon as possible, but in any event before the Termination Date, which expenses will be settled in accordance with Clause 5 of the Employment Contract and the AVG’s existing rules and procedures. With due observance of the above, the usual final settlement will be made as at the Termination Date, taking into account everything that Parties still owe each other on that date.

4.	REMUNERATION

4.1	Executive will remain entitled to his current salary as mentioned in preamble (A), and his other fixed salary components until the Termination Date. In the event of a Termination Date as referred to in Clause 1.1 b, the Executive will receive a monthly payment, equal to the aggregate of his current fixed monthly salary as mentioned in preamble (A) and his other fixed salary components, for each full month between such Termination Date and 31 December 2016.

4.2	The bonus for the full financial year 2016 will be calculated in accordance with the existing rules and the ensuing amount, if any, will be paid at the usual time. In addition, the Executive will be entitled to a special performance bonus equivalent to USD 100K, subject to delivering the agreed targets.

5.	EQUITY-RELATED INCENTIVES

5.1	Executive is no longer eligible for the granting of new equity-related awards. As part of this agreement, the Executive will be considered a good leaver for all equity-related incentives. In the period up to the Termination Date the Executive will be entitled to further vesting following the conditions in the Executive’s equity agreements, with the exception of any gross misconduct of Executive or applicability of other exemptions under the applicable plans As regards exercising, the provisions ensuing from the relevant plans, policy, common practice and/or statute apply. Any loans taken out by the Executive in relation to the equity-related incentives granted to him will be set off against the net equivalent of the Severance Payment, unless Executive has already arranged an integral payment beforehand.

6.	TRANSFER OF WORK

6.1	Executive will continue his work for AVG until the Termination Date. In this period, Executive will also cooperate in a correct transfer of his duties and responsibilities and will remain available until the Termination Date to answer questions with regard to the duties he performed. AVG and Executive can agree that Executive’s work schedule can move to part time and even to full garden leave.

7.	COMPANY SCHEMES AND GROUP INSURANCE

7.1	Executive’s participation in any company schemes and group insurances will be terminated on the Termination Date.

8.	PENSION

8.1	AVG will at the end of the employment relationship act in accordance with the applicable laws and regulations in respect of the pension provisions.

9.	RETURN OF COMPANY PROPERTY

9.1	On the Termination Date or on such earlier date as AVG may request, Executive will return to AVG all items, including documents and electronic and physical copies thereof, and other property belonging to AVG and its affiliated businesses that Executive has or will acquire (such as credit cards, mobile phones, tablets, data carriers, keys, documents, manuals, financial information, plans, USB sticks, entry passes and laptop) in good order. Executive will return the company car to AVG on the last working day before the Termination Date at the latest with the car keys, documentation and other items relating thereto. Up to Termination Date, Executive will continue to make use of all items stated in this Clause 9 in the usual manner, which means that this use will not lead to more costs for AVG than the average of the costs that Executive has incurred in that respect in the three months previous to the date of signing of this agreement.

10.	COSTS OF LEGAL ASSISTANCE

10.1	AVG will contribute to Executive’s costs of legal assistance to a maximum of EUR 2,500, including VAT and including office costs, based on a properly specified invoice addressed directly to Executive and made out in Executive’s name, stating the work carried out at the instructions of and the services provided to Executive. AVG will also pay any excess in costs of legal assistance for Executive, on the understanding that the relevant excess plus VAT will be deducted from the Severance Payment.

11.	NON-COMPETITION CLAUSE

11.1	Executive will continue to be bound by the non-competition obligations as set out in relevant clauses of your employment agreement and the addendum to the Employment Contract, for a period of six (6) months after the Termination date. Parties hereby agree that the Executive’s entitlement to any Non-Compete Compensation or compensation upon a ‘Waiver’ as defined in the Employment Contract sections set out above in this Clause 11.1, is included in the Severance Payment.

12.	NON-SOLICITATION AND CUSTOMER-PROTECTION

12.1	Executive will continue to be bound by the non-solicitation and customer-protection obligations as set out in clauses 14 and 15 of the Employment Contract.

13.	ANCILLARY ACTIVITIES

13.1	Up to the Termination Date the Executive is obliged to comply with the provisions of clause 11 of the Employment Contract concerning ancillary activities.

14.	COMMUNICATION AND CONFIDENTIALITY

14.1	Parties will properly and directly consult each other on the way in which the departure of Executive will be communicated. Neither side will make any statement other than those agreed beforehand.

14.2	The Parties will refrain from making (and cooperating with) any publications or announcements regarding the other Party without that other Party’s prior written consent. They will also (continue to) maintain generally acceptable behaviour towards one another in all other respects and will refrain from making any negative statements about the other Party. As regards Executive, this obligation applies in respect of both AVG and its affiliated companies.

14.3	Except when required on the basis of a legal obligation or otherwise necessary for AVG on the basis of generally applicable standards, such as codes or financial reporting rules, the Parties will not disclose the terms and conditions and provisions of this agreement to third parties – other than the professional advisers involved in this agreement who require the information for the performance of their duties – without the written consent of the other Party.

14.4	Executive is and remains bound to confidentiality after the Termination Date in respect of details of a confidential nature concerning AVG and its affiliated businesses which Executive knows or should know to be of a confidential nature. Clause 12 of the Employment Contract continue to apply in full, also after termination of the Employment Contract.

15.	SOCIAL MEDIA

15.1	Executive undertakes no later than one month after the Termination Date to change his status, job and position on social media, including but not limited to, LinkedIn, Facebook and Twitter, in such manner that it is clear that Executive has no further involvement with AVG and its affiliated businesses as of the Termination Date.

16.	CODE OF CONDUCT/INSIDER TRADING RULES/ OTHER SCHEMES

16.1	Executive is and remains, also after the Termination Date, for a period of 6 months bound to the Code of Conduct and other internal policies/procedures of AVG as applicable on the date of signing of this agreement.

17.	APPLICABLE LAW AND COMPETENT COURT

17.1	This contract is governed exclusively by Dutch law. All disputes connected to contractual or non-contractual obligations ensuing from or related to this agreement (or further ensuing agreements) will be settled exclusively by the District Court of Amsterdam.

18.	OTHER PROVISIONS

18.1	Any payment to the Executive pursuant to this agreement will occur in Euros. If any amount payable to the Executive is denominated in USD, such amount will be paid in Euros based on the actual exchange rate on the first day of the calendar month of the relevant month.

18.2	Executive will act as a good and diligent employee until the Termination Date. Executive is not aware of any facts or circumstances that would have had a material effect on the contents of this agreement for AVG, including, but not limited to, the award and amount of the Severance Payment.

18.3	This agreement will render no effect in its entirety and will be deemed terminated if the Employment Contract is terminated before the Termination Date because of an act of Executive that constitutes an urgent reason within the meaning of section 7:678 of the Dutch Civil Code.

18.4	To the extent that any provision (or part thereof) of this agreement might prove to be legally invalid, this does not affect the validity of the other provisions of this agreement (or parts thereof).

18.5	This agreement is a settlement agreement to terminate a dispute within the meaning of section 7:900 in conjunction with section 7:902 of the Dutch Civil Code.

19.	FINAL DISCHARGE

Parties have discussed and finalised all aspects and there are no other issues or subjects that the Parties wish to exclude from this agreement, which issues may or may not have been raised by either of them during the negotiations. This means that the parties, except in so far as relating to the performance of the rights and obligations laid down in this agreement, grant each other a final discharge. This final discharge also applies with regard to companies affiliated with AVG. This final discharge does not apply to the corporate duties of and the performance thereof by Executive as director under the articles of association of AVG and as director under the articles of association of any subsidiary of AVG. As regards these duties, AVG will make reasonable efforts to ensure that discharge will follow on the next shareholders’ meeting(s) in accordance with the applicable rules of company law, on the understanding that:

(i)	no facts or circumstances are currently known that would preclude discharge; and

(ii)	Executive’s responsibility is limited to the period until the Termination Date or any earlier date on which he is released from his duties.

20.	REFLECTION PERIOD

20.1	Executive has the right to terminate this agreement, without stating any reasons, within 14 days after it was concluded, by means of a written statement addressed to AVG.

Thus agreed and signed in duplicate in Amsterdam, on June 16th, 2016 and Prague 28th June 2016.

/s/ Harvey Anderson	/s/ John Little
On behalf of AVG Technologies N.V.	John Little
Harvey Anderson, Chief Legal Officer /s/ Gary Kovacs
On behalf of AVG Technologies N.V.
Gary Kovacs, CEO